OOMA, INC.

1880 Embarcadero Road

Palo Alto, CA 94303

July 14, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Barbara C. Jacobs Mitchell Austin

Re:	Ooma, Inc. Acceleration Request

Acceleration Request

Requested Date:	July 16, 2015
Requested Time:	4:30 p.m. Eastern Time

Ladies and Gentlemen:

Ooma, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the Company’s Registration Statement on Form S-1 (File No. 333-204975), as amended, effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Company hereby authorizes Andrew D. Thorpe or Christopher J. Austin, both of whom are attorneys with the Company’s outside legal counsel, Orrick, Herrington & Sutcliffe LLP, to orally modify or withdraw this request for acceleration.

In connection with this acceleration request, the Company hereby acknowledges that:

•	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company requests that it be notified of such effectiveness by a telephone call to Mr. Thorpe at (415) 773-5970, or in his absence, Mr. Austin at (212) 506-5234.

[Signature page follows]

Sincerely, OOMA, INC.

By:	/s/ Spencer D. Jackson
Name: Spencer D. Jackson Title: Vice President & General Counsel

cc:	Eric T. Stang, Ooma, Inc.
Andrew D. Thorpe, Orrick, Herrington & Sutcliffe, LLP
Christopher J. Austin, Orrick, Herrington & Sutcliffe, LLP
Andrew S. Williamson, Cooley LLP